SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Georgetown Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

372590 10 9

(CUSIP Number)

Robert B. Pomerenk, Esq.

Luse Gorman Pomerenk & Schick

A Professional Corporation

Suite 400

5335 Wisconsin Avenue, N.W.

Washington, D.C. 20015

(202) 274-2000

(Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)

January 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

(Continued on following pages)

Page 1 of 6 Pages

CUSIP NO. 372590 10 9	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Georgetown Bancorp, MHC EIN: 20-2110534
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(D) OR 2(e) Not Applicable	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,527,487 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 1,527,487 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,527,487
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%
14.	TYPE OF REPORTING PERSON HC

CUSIP NO. 372590 10 9	13D	Page 3 of 6 Pages

Item 1. Security and Issuer

The securities as to which this Schedule 13D (“Schedule”) relates are shares of common stock, par value $0.10 per share (“Common Stock”), of Georgetown Bancorp, Inc., a federal corporation (the “Issuer”). The address of the Issuer’s principal executive office is 2 East Main Street, Georgetown, Massachusetts 01833.

Item 2. Identity and Background

This Schedule is filed on behalf of Georgetown Bancorp, MHC, a federally chartered mutual holding company (the “Company”). The Company’s principal business is the ownership of the majority of the Issuer’s shares of Common Stock. The business address of the Company is 2 East Main Street, Georgetown, Massachusetts 01833.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company (“Insiders”):

Directors and Executive Officers

Name	Occupation
Robert E. Balletto	President and Chief Executive Officer of the Company.
James E. Brackbill, Jr., M.D.	Retired.
Roy C. Carlson	Retired and Vice Chairman of the Board of the Company.
David H. Condon	Retired.
Anthony S. Conte, Jr.	Funeral director for Conte Funeral Homes, Inc.
Hobart B. Esty	President and Treasurer of Ralph A. Esty & Sons, Inc.
Stephen L. Flynn	President and owner of Nunan Florist and Greenhouse, Inc.
T. Louis Hamelin	Retired.
Thomas L. Hamelin	Mechanical engineer for Tokyo Electron MA, Inc.
Joseph W. Kennedy	Senior Vice President and Chief Financial Officer of the Company.
Kenneth D. Monaco	Manager of Ralph A. Esty & Sons, Inc.
Calvin H. Pingree	President and owner of N. Pingree Insurance Agency, Inc.
Arthur J. Rauseo	Owner and operator of Georgetown Shoe & Clothing.
Merton E. Roberts, Jr.	Retired.
Robert P. Rudolph	Partner with the law firm of Rudolph & Arsenault.
Richard F. Spencer	Retired.
Edward G. Williams	Retired and Chairman of the Board of the Company.

CUSIP NO. 372590 10 9	13D	Page 4 of 6 Pages

(d)	During the past five years, neither the Company nor any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	All of the Insiders are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration

The Issuer was formed in January 2005 for the purpose of becoming the stock holding company of Georgetown Savings Bank (the “Bank”) and the Company was formed in January 2005 for the purpose of becoming the mutual holding company parent of the Issuer. On January 5, 2005 and pursuant to the Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan (the “Plan”), 1,527,487 shares of Common Stock were issued to the Company, and 1,249,763 shares of Common Stock were issued to depositors of the Bank and its employee stock ownership plan (the “Stock Offering”).

Item 4. Purpose of Transaction

The primary purpose of the Issuer’s Stock Offering was to allow the Issuer and the Bank to grow through expanded operations, as well as through increased branching and acquisitions. In addition, the Stock Offering gives the Bank and the Issuer greater flexibility to structure and finance the expansion of operations, including the potential acquisition of other financial institutions, and to diversify into other financial services. Because the Issuer only issued a minority of its common stock for sale in the Stock Offering, the Bank’s mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

However, while the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer

CUSIP NO. 372590 10 9	13D	Page 5 of 6 Pages

quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer’s common stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer’s Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects and alternative investments.

Item 5. Interest in Securities of the Issuer

a. As of January 5, 2005, the Company directly and beneficially owned 1,527,487 shares of the Issuer’s Common Stock, which represented 55.0% of the issued and outstanding shares of the Issuer’s Common Stock on such date.

b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

c. Other than the issuance to the Company of the shares of Issuer’s Common Stock as of January 5, 2005, the Company has not effected any transaction in the Issuer’s Common Stock within the past 60 days.

d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Schedule.

e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7. Material to be Filed as Exhibits

None.

CUSIP NO. 372590 10 9	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

GEORGETOWN BANCORP, MHC

By:	/s/ Robert E. Balletto
Robert E. Balletto
President and Chief Executive Officer

Date: January 10, 2005